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SEC FILE NUMBER
8-68797

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Siena Global Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2992 Burdeck Drive
(No. and Street)

Oakland (City) California (State) 94602 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dennis L. Franklin (Name) 510-531-0201 (Area Code – Telephone Number) dfranklin@sienaglobal.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

TPS Thayer, LLC
(Name – if individual, state last, first, and middle name)

1600 Highway 6, Suite 100 (Address) Sugar Land (City) TX (State) 77478 (Zip Code)

7/14/20 (Date of Registration with PCAOB)(if applicable) 6706 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Dennis Franklin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Siena Global Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Director

____

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACKNOWLEDGMENT

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of ALAMEDA)

On 02/11/2022 before me, OLUWATOYIN OMOTOSHO
NOTARY PUBLIC

personally appeared DENNIS L. Franklin,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

OLUWATOYIN OMOTOSHO
COMM. # 2336276
NOTARY PUBLIC • CALIFORNIA
ALAMEDA COUNTY
Comm. Exp. NOV. 17, 2024

Signature [signature] (Seal)

Siena Global Securities, LLC

December 31, 2021

Table of Contents

TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Shareholder
Siena Global Securities, LLC
2992 Burdeck Drive
Oakland, CA, 94602

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Siena Global Securities (the "Company") as of December 31, 2021 , and the related statements of operations, changes in member's equity, and statement of cash flows for the year then ended, December 31, 2021, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors Report on Supplementary Information

The supplemental schedule has been subjected to the auditing procedures performed in conjunction with the audit of Siena Global Securities, LLC's financial statements. The supplemental information is the responsibility of Siena Global Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

TPS Thayer LLC

TPS Thayer, LLC

We have served as Siena Global Securities, LLC auditor since 2020.

Sugar Land, TX
February 10, 2022

www.TPSCPAS.com
1600 Highway 6, Suite 100 | Sugar Land, TX 77478 | T: 281.552.8430 | F: 281.552.8431

SIENA GLOBAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2021

ASSETS		
Cash	$	29,598
Prepaid expense		7,467
Total assets	$	37,065
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued liabilities	$	9,862
Accounts payable and accrued liabilities – related party		3,750
Income taxes payable		1,700
Total liabilities		15,312
Commitments and contingencies		-
Member's Equity		21,753
Total liabilities and member's equity	$	37,065

The accompanying notes are an integral part of these financial statements

SIENA GLOBAL SECURITIES, LLC

STATEMENT OF OPERATIONS

For the year ended December 31, 2021

Revenue	
Advisory placement fees	$ 314,097
Private placement fees	61,750
Total Income	375,847
Expenses	
Commissions	324,912
Consulting fees	20,833
Professional fees	15,930
Communication and data processing	9,354
Research	5,750
Operating expenses	12,969
Total Expenses	389,748
Other Income	34,135
Net Income	$ 20,234

SIENA GLOBAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2021

Member's equity, beginning of year	$	18,519
Member distributions		(17,000)
Net income		20,234
Member's equity, end of year	$	21,753

The accompanying notes are an integral part of these financial statements

SIENA GLOBAL SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2021

Cash flows from operating activities:		
Net income	$	20,234
Forgiveness of paycheck protection program loan		(34,130)
Change in operating assets and liabilities:		
Prepaid expense		(2,690)
Accounts receivable		1,000
Accounts payable – related party		3.750
Accounts payable and accrued expenses		(238)
Income taxes payable		200
Net cash provided by operating activities		(11,874)
Cash flows from financing activities:		
Distributions		(17,000)
Paycheck protection program loan		20,833
Cash used in financing activities		3,833
Net decrease in cash		(8,041)
Cash, beginning of year		37,639
Cash, end of year	$	29,598
Supplemental information:		
Income taxes paid	$	1,500

The accompanying notes are an integral part of these financial statements

Siena Global Securities, LLC

Notes to the Financial Statements

December 31, 2021

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Siena Global Securities,, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was organized in the state of California on January 27, 2011. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

Description of Business

The Company is engaged in business as a securities broker-dealer for private placements of securities as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

Basis of Accounting

The financial statements of the Company have been prepared in accordance with US GAAP and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers cash balances maintained with the bank to be cash, such balances are full insured. The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Plant, Equipment and Furniture

All plant, equipment and furniture has been fully amortized as of December 31, 2021.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be recorded as operating expenses when that determination is made.

Revenue Recognition

The Company receives Advisory placement fees and Private placement fees when performance obligtions are fulfilled as transactions are completed. Advisory placement fees are recognized over the period of time of the contract, normally at the end of each month that the performance obligations have been fulfilled.

Private placement fees are recognized at a point in time upon completion of each transaction and the Company has no further continuing obligations.

Other income is related to the forgiveness of the Payroll Protection Payroll loans received in the years December 31, 2021 and 2020.

Income Taxes

Income taxes are accounted for using the assets and liability method under which deferred income taxes, if any, are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities and operating loss carry forwards. The effect of deferred tax assets for a change in tax rates is recognized in income in the period that include the enactment date. Management provides a valuation allowance against deferred tax assets for amounts which are not considered "more likely than not" to be realized.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. All of the Company's cash are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short term, highly liquid nature. These instruments include accounts payable.

Estimates

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

New Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for entities for the fiscal years beginning after 15 December 2021, and interim periods within those fiscal years, beginning after December 15, 2022 on a prospective basis, with early adoption permitted. We will adopt the new standard effective January 1, 2022 and do not expect the adoption of this guidance to have a material impact on our financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k).

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because the revenue reported is revenue that is not associated with transactions of securities that are held for sale, and is therefore not included in reportable income under SIPC rules.

NOTE E - RISK CONCENTRATIONS

The firm specializes in acting as an intermediary broker-dealer between various buyers and sellers of private equity funds in the secondary market. As of December 31, 2021, because total revenues this year were small, the Company had three customers that accounted for 72% of the revenue. The

customers engage in private placement transactons for which the Company receives revenue for introducing investors.

NOTE F – COMMITMENTS AND CONTINGENCIES

Siena Global Services, LLC does not have any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date as of December 31, 2021.

NOTE G – RENT

The amount of rent for the year ended December 31, 2021 was $7,200, paid to a related party via an expense sharing agreement. Rent agreement is on a month to month basis.

NOTE H – TAXES

The Company has accrued $1,700 relating to the franchise state taxes for California as of December 31, 2021.

NOTE I – RELATED PARTY TRANSACTION

The Company's sole member provides office space and pays most overhead expenses for the Company. In turn the Company pays a portion of those expenses via an expense sharing agreement. At December 31, 2021 $3,750 was owed to the sole member for the overhead expenses.

NOTE J – PAYROLL PROTECTION PROGRAM

In 2020 and 2021 the Company applied for, and received, funds under the Paycheck Protection Program (the "PPP Loan") covered in these financial statements in the amounts of $13,297 and $20,833. The Company received the loan proceeds on or around August 6, 2020 and April 9, 2021. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on its future adherence to the forgiveness criteria. The $13,297 was forgiven on August 16, 2021 and the $20,833 was forgiven on December 6, 2021. As of December 31, 2021 the balance was $0.

The PPP Loan has a five-year term and bears interest at a rate of 1.0% per annum. Monthly principal and interest payments are deferred for ten months after the date of disbursement. The PPP Loan may be prepaid at any time prior to maturity with no prepayment penalties.

The PPP Loan is being used to allow the Company to be able to continue to provide essential services for their customers. Proceeds of the PPP Loan may also be used for other purposes permitted under applicable terms of the PPP Loan.

NOTE K – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 10, 2022, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Siena Global Securities, LLC

SCHEDULE I

SUPPLEMENTAL INFORMATION

SIENA GLOBAL SECURITIES, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2021

Net capital:		
Total member's capital		$ 21,753
Less: Non-allowable assets		
Prepaid expense		7,467
Total non-allowable assets		7,467
Net Capital		**14,286**
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued liabilities	$ 13,612	
Taxes payable	1,700	
		$ 15,312
Total aggregate indebtedness (A.I.)		
Computation of basic net capital requirement, greater of:		$ 1,021
Minimum net capital required (6-2/3% of A.I.)		
		$ 5,000
Minimum dollar requirement		
		$ 9,286
Excess net capital		
Net capital less greater of 10% of A.I. or 120% of minimum dollar requirement		$ 8,286
Ratio: Aggregate indebtedness to net capital		107 %

The above computation of net capital pursuant to SEC Rule 15c3-1 does not differ materially from the computation as of December 31, 2021 included in the Company's unaudited Form X-17a5, Part IIA.

Siena Global Securities, LLC

SCHEDULE II

SUPPLEMENTAL INFORMATION

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2021

For the year ended December 31, 2021, the Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2021

TPS THAYER
Certified Public Accountants

Report of Independent Registered Public Accounting Firm
Exemption Review Report

Siena Global Securities, LLC
2992 Burdeck Drive
Oakland, CA, 94602

Dear Dennis Franklin

We have reviewed management's statements, included in the accompanying Exemption Report, in which Siena Global Securities, LLC identified the following provisions of 17 C.F.R. §240.17a-5(d)(1) and (4) under which Siena Global Securities, LLC states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because it limits its business to acting as an advisory and private placement finder for investors, it does not carry accounts for customers, it does not hold securities or funds for customers , it does not carry PAB accounts, and it only receives transaction-based compensation from a closing attorney when the unit sale and closing has been completed.

Siena Global Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Siena Global Securities, LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Siena Global Securities, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (a) or (b)(2) of Rule 15c2-4 under the Securities Exchange Act of 1934.

TPS Thayer, LLC

TPS Thayer, LLC
Sugar Land, TX
February 10, 2022

www.TPSCPAS.com
1600 Highway 6, Suite 100 | Sugar Land, TX 77478 | T: 281.552.8430 | F: 281.552.8431

SIENA GLOBAL SECURITIES, LLC

2992 Burdeck Drive
Oakland, CA 94602

510-531-0201 Tel
510-531-1626 Fax

February 1, 2022

SEA 15c3-3 EXEMPTION REPORT

I, Dennis Franklin, President of Siena Global Securities, LLC (the "Company") represent the following:

1. The Company claims an exemption from 17 C.F.R 240.15c3-3 in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not fit one of the exemptive provisions. The Company receives fees for investment advisory and private placements and it does not hold customer funds or securities.
2. The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3 throughout the most recent fiscal year ending December 31, 2021 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the exemption provisions in 17 C.F.R 240.15c3-3.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. Respectfully submitted,

Dennis Franklin, President

Siena Global Securities, LLC

By: [signature]

Dennis L. Franklin, President
Date: February 1, 2022